20th Floor, Hong Kong Club Building,
3A Chater Road, Central.
Hong Kong.
Telephone: (852) 2532 2688, 2522 3112
Fax: (852) 2810 4108, 2868 5230, 2877 2487

大昌集團有限公司
Tai Cheung Holdings Limited
(Incorporated in Bermuda with limited liability)

Our Ref: GSD/TCHL/4384
17th December 2004
BY AIRMAIL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4), 450 Fifth Street
Washington, DC 20549
U.S.A.

Dear Sirs,

**Re: Tai Cheung Holdings Limited
Rule 12g3-2(b) Exemption
File No. 82-3528**

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Tai Cheung Holdings Limited (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 23rd June 1993.

This information is being furnished with the understanding that such information and document will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-852) 2532 2688 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed envelope.

Thank you for your kind attention.

Yours faithfully,
TAI CHEUNG HOLDINGS LIMITED

Ivy Y. H. Tam
Secretary

Encl.

File No. 82-3528

Annex A to Letter to the SEC
dated 17th December 2004
of Tai Cheung Holdings Limited

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 23, 1993 :

Description of Document

Title : 2004 - 2005 Interim Report

Date : as of 30th September 2004

Entity requiring item : Hong Kong Stock Exchange
(pursuant to listing agreement
between Exchange and Company)

20th Floor, Hong Kong Club Building,
3A Chater Road, Central.
Hong Kong.
Telephone: (852) 2532 2688, 2522 3112
Fax: (852) 2810 4108, 2868 5230, 2877 2487

大昌集團有限公司
Tai Cheung Holdings Limited
(Incorporated in Bermuda with limited liability)

Our Ref: GSD/TCHL/4384
17th December 2004
BY AIRMAIL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4), 450 Fifth Street
Washington, DC 20549
U.S.A.


COPY

Dear Sirs,

Re: Tai Cheung Holdings Limited
Rule 12g3-2(b) Exemption
File No. 82-3528

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Tai Cheung Holdings Limited (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 23rd June 1993.

This information is being furnished with the understanding that such information and document will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-852) 2532 2688 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed envelope.

Thank you for your kind attention.

Yours faithfully,
TAI CHEUNG HOLDINGS LIMITED

Ivy Y. H. Tam
Secretary

Encl.

File No. 82-3528

Annex A to Letter to the SEC
dated 17th December 2004
of Tai Cheung Holdings Limited

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 23, 1993 :

Description of Document

Title : 2004 - 2005 Interim Report

Date : as of 30th September 2004

Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

Tai Cheung Holdings Limited

(INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)

2004-2005 INTERIM REPORT

大昌集團有限公司

(於百慕達註冊成立之有限公司)

2004-2005 年度中期報告

I am pleased to report the unaudited results of the Group for the six months ended 30th September 2004.

Consolidated Profit and Loss Account

For the six months ended 30th September 2004

		(Unaudited) Six Months Ended	
		30/9/2004	30/9/2003
	Note	***HK$Million***	*HK$Million*
Turnover	*2*	**186.3**	54.7
Cost of property sales		**(99.5)**	(3.8)
Property expenses		**(16.7)**	(16.3)
Gross profit		**70.1**	34.6
Administrative expenses		**(17.0)**	(17.3)
Provision for investment securities		**(2.3)**	(3.9)
Operating profit	*3*	**50.8**	13.4
Finance costs		**(0.8)**	(1.4)
Share of profits of associated companies		**36.6**	8.3
Profit before taxation		**86.6**	20.3
Taxation	*5*	**(9.5)**	(2.8)
Profit attributable to shareholders		**77.1**	17.5
Dividends			
Interim, proposed, of HK 4 cents (2003: HK 2 cents) per ordinary share		**24.7**	12.4
Earnings per share	*6*	**12.5¢**	2.8¢

Consolidated Balance Sheet

As at 30th September 2004

	Note	(Unaudited) 30/9/2004 HK$Million	(Audited) 31/3/2004 HK$Million
Fixed assets		**158.1**	157.7
Associated companies		**1,436.5**	1,490.8
Investment securities		**63.2**	55.8
Deferred tax assets		**12.8**	12.8
Mortgage loans receivable		**27.3**	23.3
Current assets			
Properties for sale		**2,704.7**	2,739.7
Properties under development		**471.9**	474.2
Mortgage loans receivable		**0.3**	0.3
Debtors, deposits and prepayments	7	**30.8**	58.0
Bank balances and cash		**92.5**	57.5
		3,300.2	3,329.7
Current liabilities			
Creditors, deposits and accruals	8	**77.4**	86.9
Bank loans – secured		**50.0**	98.9
Bank loans – unsecured		**55.0**	63.0
Current portion of long term liabilities	9	**58.9**	42.0
Land premium payable		**–**	225.0
Taxation payable		**3.8**	1.1
		245.1	516.9
Net current assets		**3,055.1**	2,812.8
Total assets less current liabilities		**4,753.0**	4,553.2
Financed by:			
Share capital		**61.7**	61.7
Retained profit		**2,770.6**	2,718.2
Other reserves		**1,698.0**	1,698.0
Proposed dividend		**24.7**	18.5
Shareholders' funds		**4,555.0**	4,496.4
Long term liabilities	9	**196.0**	54.9
Deferred tax liabilities		**2.0**	1.9
Funds employed		**4,753.0**	4,553.2

Consolidated Statement of Changes in Equity

For the six months ended 30th September 2004

	(Unaudited) Six Months Ended	
	30/9/2004	30/9/2003
	HK$Million	*HK$Million*
Shareholders' funds at 1st April	**4,496.4**	4,103.0
Exchange reserve movement	**–**	(0.3)
Profit attributable to shareholders	**77.1**	17.5
Dividends	**(18.5)**	–
Shareholders' funds at 30th September	**4,555.0**	4,120.2

Condensed Consolidated Cash Flow Statement
For the six months ended 30th September 2004

	(Unaudited) Six Months Ended	
	30/9/2004	30/9/2003
	HK$Million	*HK$Million*
Net cash used in operating activities	**(118.0)**	(7.5)
Net cash from/(used in) investing activities	**70.4**	(10.3)
Net cash from financing activities	**82.6**	3.0
Net increase/(decrease) in bank balances and cash	**35.0**	(14.8)
Bank balances and cash at 1st April	**57.5**	75.8
Effect of foreign exchange rate changes	**–**	(0.1)
Bank balances and cash at 30th September	**92.5**	60.9

Notes:

1. **BASIS OF PREPARATION AND ACCOUNTING POLICIES**

These unaudited consolidated condensed interim accounts are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") 25, "Interim Financial Reporting", issued by the Hong Kong Institute of Certified Public Accountants and Appendix 16 of the Listing Rules of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The condensed accounts should be read in conjunction with the 2004 annual accounts.

The accounting policies and methods of computation used in the preparation of these condensed interim accounts are consistent with those used in the annual accounts for the year ended 31st March 2004.

2. **TURNOVER AND SEGMENT INFORMATION**

The Group is principally engaged in property investment and development, investment holding and property management.

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the nature of the operation of the Group.

2. TURNOVER AND SEGMENT INFORMATION (continued)

(a) **Primary reporting format – business segments**

	Six Months Ended 30/9/2004					
	Property development *HK$Million*	**Property leasing** *HK$Million*	**Property management** *HK$Million*	**Hotel operation** *HK$Million*	**Investment holding** *HK$Million*	**Group** *HK$Million*
Turnover	135.6	47.5	3.0	–	0.2	186.3
Segment results before provision	9.2	43.0	1.5	–	(0.5)	53.2
Provision for investment securities	–	–	–	–	(2.3)	(2.3)
Segment results	9.2	43.0	1.5	–	(2.8)	50.9
Unallocated costs						(0.1)
Operating profit						50.8
Finance costs						(0.8)
Share of profits of associated companies	0.2	–	–	36.4	–	36.6
Profit before taxation						86.6
Taxation						(9.5)
Profit attributable to shareholders						77.1

	Six Months Ended 30/9/2003					
	Property development *HK$Million*	**Property leasing** *HK$Million*	**Property management** *HK$Million*	**Hotel operation** *HK$Million*	**Investment holding** *HK$Million*	**Group** *HK$Million*
Turnover	4.1	47.1	3.4	–	0.1	54.7
Segment results before provision	(25.9)	42.2	1.5	–	(0.4)	17.4
Provision for investment securities	–	–	–	–	(3.9)	(3.9)
Segment results	(25.9)	42.2	1.5	–	(4.3)	13.5
Unallocated costs						(0.1)
Operating profit						13.4
Finance costs						(1.4)
Share of profits of associated companies	–	–	–	8.3	–	8.3
Profit before taxation						20.3
Taxation						(2.8)
Profit attributable to shareholders						17.5

2. TURNOVER AND SEGMENT INFORMATION (continued)

(b) Secondary reporting format – geographical segments

	Turnover		Operating results	
	Six Months Ended		Six Months Ended	
	30/9/2004	30/9/2003	**30/9/2004**	30/9/2003
	HK$Million	*HK$Million*	***HK$Million***	*HK$Million*
Hong Kong	**100.7**	54.5	**32.6**	16.0
United States of America	**85.6**	0.2	**18.2**	(2.6)
	186.3	54.7	**50.8**	13.4

3. OPERATING PROFIT

	Six Months Ended	
	30/9/2004	30/9/2003
	HK$Million	*HK$Million*
Operating profit is stated after charging the following:		
Auditors' remuneration	**0.6**	0.5
Depreciation	**0.3**	0.1
Directors' emoluments		
– fees	**0.3**	0.1
– salaries, bonuses and other emoluments	**2.1**	1.4
– provident fund contributions	**0.2**	0.1
Operating lease rentals – land and buildings	**2.7**	3.0
Outgoings in respect of		
– investment properties	**1.5**	1.6
– other properties	**1.6**	1.7

4. STAFF COSTS

The amount of staff costs (excluding directors' emoluments as disclosed in note 3) charged to the consolidated profit and loss account represents:

	Six Months Ended	
	30/9/2004	30/9/2003
	HK$Million	*HK$Million*
Salaries and allowances	**21.0**	20.2
Provident fund contributions less forfeitures	**1.3**	1.4
Less: Recharge of staff costs to building management funds	**(9.2)**	(9.8)
	13.1	11.8

5. TAXATION

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits for the period.

	Six Months Ended	
	30/9/2004	30/9/2003
	HK$Million	*HK$Million*
Current taxation		
Hong Kong profits tax	**3.1**	0.6
Deferred taxation	**0.1**	(0.1)
Deferred taxation resulting from an increase in tax rate	**–**	(0.9)
	3.2	(0.4)
Share of taxation attributable to associated companies	**6.3**	3.2
	9.5	2.8

6. EARNINGS PER SHARE

The calculation of earnings per share is based on the profit attributable to shareholders of HK$77.1 million (2003: HK$17.5 million) and ordinary shares in issue of 617,531,425 (2003: 617,531,425).

7. DEBTORS, DEPOSITS AND PREPAYMENTS

	30/9/2004	31/3/2004
	HK$Million	*HK$Million*
Debtors, aged		
0-3 months	**21.3**	45.8
Over 3 months	**–**	2.1
	21.3	47.9
Deposits and prepayments	**9.5**	10.1
	30.8	58.0

Credit terms given to customers vary and are generally within three months.

8. CREDITORS, DEPOSITS AND ACCRUALS

	30/9/2004 ***HK$Million***	31/3/2004 *HK$Million*
Creditors, aged		
0-3 months	**5.3**	7.6
Over 3 months	**2.3**	0.5
	7.6	8.1
Deposits and accruals	**69.8**	78.8
	77.4	86.9

9. LONG TERM LIABILITIES

	30/9/2004 ***HK$Million***	31/3/2004 *HK$Million*
Secured bank loans		
wholly repayable within five years	**254.9**	96.9
Less: Current portion of long term liabilities	**(58.9)**	(42.0)
	196.0	54.9

The maturity of the Group's long term liabilities is as follows:

	30/9/2004 ***HK$Million***	31/3/2004 *HK$Million*
Secured bank loans		
Within one year	**58.9**	42.0
In the second year	**4.0**	54.9
In the third to fifth year	**192.0**	–
	254.9	96.9

10. COMMITMENTS

	30/9/2004 ***HK$Million***	31/3/2004 *HK$Million*
Capital commitment in respect of investment securities	**109.6**	89.2
Development expenses contracted but not provided for in respect of properties under development	**34.2**	37.9
	143.8	127.1

Interim Dividend

The Directors declared an interim dividend of HK 4 cents per share, representing an increase of 100% over last year. The said interim dividend is payable on 18th February 2005.

Register of Members

The Register of Members will be closed from 3rd January 2005 to 7th January 2005, both days inclusive. Shareholders should ensure that all transfers accompanied by the relevant share certificates are lodged with the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on 31st December 2004 in order that they may receive their dividend entitlement.

Management Discussion and Analysis

Interim Results

The Group's unaudited profit attributable to shareholders for the six months ended 30th September 2004 amounted to HK$77.1 million. This represents an increase of 341% over the profit of HK$17.5 million for the same period in 2003. The improvement in earnings is mainly due to the recovery of the property market and the hotel industry in Hong Kong.

Property Development

San Clemente Technology Park II in California was completed and all units were sold.

The luxury residential project at Chung Hom Kok will be completed during the second half of the financial year. Pre-sales will start before the end of 2004.

The redevelopment of the luxury residential project at Plunkett's Road on the Peak is proceeding as scheduled.

Hotel

The hotel industry has fully recovered from the SARS crisis. With strong economic growth due to CEPA and solo travellers from mainland China, we expect the Sheraton-Hong Kong Hotel, in which your Group has 35% interest, to have strong performance over the next few years.

High-tech Investments

There is a recovery in the U.S. high-tech sector. Some funds that we have invested in have some of their companies preparing for IPOs in the near future.

Prospects

The property market in Hong Kong has recovered significantly over the past twelve months. One of the best performing sectors is the luxury residential, which your Group is concentrating its development efforts on. Another sector which is expected to perform well is the office market due to strong economic growth and tight supply over the next few years. Your Group has also substantial investments in this sector.

Liquidity and Financial Resources

At 30th September 2004, the Group's borrowings net of cash was HK$267.4 million as compared with HK$201.3 million at 31st March 2004. 45.5% of the Group's borrowings were payable within one year and 54.5% were payable between two to five years. All the Group's borrowings were denominated in Hong Kong dollars.

Committed borrowing facilities available to the Group, but not drawn at 30th September 2004, amounted to HK$470.1 million. All such banking facilities bear interest at floating rates generally and are subject to periodic review. The gearing ratio was 7.9% at 30th September 2004, compared to 5.8% at 31st March 2004.

Certain properties of the Group with a carrying value of HK$1,201.1 million (31st March 2004: HK$966.4 million) have been pledged to banks as security for facilities granted to the extent of HK$557.0 million (31st March 2004: HK$377.5 million) against which HK$304.9 million (31st March 2004: HK$195.8 million) has been utilised at the balance sheet date.

Human Resources

The Group, excluding associated companies, employs a total of 240 people in Hong Kong and the United States. Employees' costs, excluding directors' emoluments, amounted to HK$22.3 million for the period ended 30th September 2004. Remuneration packages are reviewed annually with other employee benefits including medical subsidies, a non-contributory provident fund scheme and a mandatory provident fund scheme.

Directors' Interests

At 30th September 2004, the interests of the Directors and Chief Executive in the shares of the Company as recorded in the register maintained under section 352 of the Securities and Futures Ordinance ("SFO") were as follows:

	Number of Shares				
Name	Personal interests	Family interests	Corporate interests	Other interests	**Total**
David Pun Chan	108,145,971	–	*61,335,074	–	**169,481,045**
Ivy Sau Ching Chan	20,132,706	–	–	–	**20,132,706**
Karl Chi Leung Kwok	221,212	–	–	–	**221,212**
Wing Sau Li	54,000	–	–	–	**54,000**

**Note:* Such shares were held through a corporation which is wholly owned by Mr. David Pun Chan.

All the interests disclosed above represent long position in the shares of the Company.

Save as disclosed above, no directors, chief executives or their associates had any interest or short position in the shares of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

During the period under review, the Company did not grant any rights to its Directors or Chief Executive to subscribe for shares of the Company.

Substantial Shareholders

At 30th September 2004, the register of substantial shareholders maintained under section 336 of the SFO showed that the Company has been notified of the following interest, being 5% or more of the Company's issued share capital. This interest is in addition to those disclosed above in respect of the Directors and Chief Executive:

Name	Number of Shares
Chan Poon Wai Kuen	96,185,380

All the interests disclosed above represent long position in the shares of the Company.

Save as disclosed above, the Company has not been notified by any other person (other than a director of the Company disclosed above) who has an interest or short position in the shares of the Company which are required to be recorded in the register kept by the Company pursuant to section 336 of the SFO as at 30th September 2004.

Purchase, Sale or Redemption of Shares

The Company has not redeemed any of its shares during the period. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period.

Audit Committee

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of these unaudited interim accounts.

Compliance with the Code of Best Practice

During the period, the Company was in compliance with the Code of Best Practice as set out in the Listing Rules of the Stock Exchange except that the non-executive directors of the Company are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-Laws.

Finally, I would like to thank all staff for their loyal support and hard work.

By Order of the Board
David Pun Chan
Chairman

Hong Kong, 9th December 2004

As at the date hereof, the Board comprises Mr. David Pun Chan (Chairman), Mr. Wing Sau Li and Mr. William Wai Lim Lam as executive directors, Ms. Ivy Sau Ching Chan as non-executive director and Mr. Karl Chi Leung Kwok, Mr. Benedict Cho Hung Woo and Mr. Joseph Wing Siu Cheung as independent non-executive directors.



本人謹以欣悅之心情報告截至二零零四年九月三十日止上半年度本集團未經審核業績概要。

綜合損益表

截至二零零四年九月三十日止六個月

	附註	（未經審核） 截至 30/9/2004 止六個月 港幣百萬元	截至 30/9/2003 止六個月 港幣百萬元
營業額	2	**186.3**	54.7
出售物業成本		**(99.5)**	(3.8)
物業開支		**(16.7)**	(16.3)
毛利		**70.1**	34.6
行政開支		**(17.0)**	(17.3)
投資證券撥備		**(2.3)**	(3.9)
營業溢利	3	**50.8**	13.4
財務費用		**(0.8)**	(1.4)
攤佔聯營公司溢利		**36.6**	8.3
除税前溢利		**86.6**	20.3
税項	5	**(9.5)**	(2.8)
股東應佔溢利		**77.1**	17.5
股息			
擬派中期股息，每普通股港幣四仙（二零零三年：港幣二仙）		**24.7**	12.4
每股盈利	6	**12.5¢**	2.8¢

綜合資產負債表
二零零四年九月三十日結算

	附註	(未經審核) 30/9/2004 港幣百萬元	(已審核) 31/3/2004 港幣百萬元
固定資產		**158.1**	157.7
聯營公司		**1,436.5**	1,490.8
投資證券		**63.2**	55.8
遞延税項資產		**12.8**	12.8
應收按揭貸款		**27.3**	23.3
流動資產			
待售物業		**2,704.7**	2,739.7
發展中物業		**471.9**	474.2
應收按揭貸款		**0.3**	0.3
應收賬款、按金及預付款項	7	**30.8**	58.0
銀行存款及現金		**92.5**	57.5
		3,300.2	3,329.7
流動負債			
應付賬款、按金及未付款項	8	**77.4**	86.9
銀行貸款－有抵押		**50.0**	98.9
銀行貸款－無抵押		**55.0**	63.0
長期負債之現期部分	9	**58.9**	42.0
應付地價		**－**	225.0
應付税項		**3.8**	1.1
		245.1	516.9
流動資產淨值		**3,055.1**	2,812.8
總資產減流動負債		**4,753.0**	4,553.2
資金來源:			
股本		**61.7**	61.7
保留盈餘		**2,770.6**	2,718.2
其他儲備金		**1,698.0**	1,698.0
建議股息		**24.7**	18.5
股東權益		**4,555.0**	4,496.4
長期負債	9	**196.0**	54.9
遞延税項負債		**2.0**	1.9
已運用資金		**4,753.0**	4,553.2

綜合股東權益變動表
截至二零零四年九月三十日止六個月

	(未經審核)	
	截至 30/9/2004 止六個月	截至 30/9/2003 止六個月
	港幣百萬元	*港幣百萬元*
股東權益於四月一日	**4,496.4**	4,103.0
匯兌儲備變動	–	(0.3)
股東應佔溢利	**77.1**	17.5
股息	**(18.5)**	–
股東權益於九月三十日	**4,555.0**	4,120.2

簡明綜合現金流量表
截至二零零四年九月三十日止六個月

	(未經審核)	
	截至 30/9/2004 止六個月	截至 30/9/2003 止六個月
	港幣百萬元	*港幣百萬元*
經營活動所得之淨現金流出	**(118.0)**	(7.5)
投資活動之淨現金流入／(流出)	**70.4**	(10.3)
融資活動之淨現金流入	**82.6**	3.0
銀行存款及現金增加／(減少)淨額	**35.0**	(14.8)
四月一日之銀行存款及現金	**57.5**	75.8
外幣匯率變動之影響	**–**	(0.1)
九月三十日之銀行存款及現金	**92.5**	60.9

附註：

1. **編製基準及會計政策**

此未經審核綜合簡明中期報告乃遵照香港會計師公會發佈之會計實務準則第25號「中期財務報告」及香港聯合交易所有限公司（「聯交所」）證券上市規則附錄16之規定編製。

本簡明賬目應與二零零四年之年報一併閱讀。

編製簡明中期報告所採納之會計政策及計算方法與截至二零零四年三月三十一日止年度年報中所採用者一致。

2. **營業額及分部資料**

本集團主要從事地產投資及發展、投資控股及物業管理業務。

分部資料按本集團之業務或地域列出。業務分部被選擇為主要報告形式呈列，因此形式與本集團之運作模式較切合。

2. 營業額及分部資料（續）

(a) 主要報告形式－業務分部

	截至30/9/2004止六個月					
	地產發展	物業出租	物業管理	酒店經營	投資控股	集團
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
營業額	135.6	47.5	3.0	–	0.2	186.3
撥備前分部業績	9.2	43.0	1.5	–	(0.5)	53.2
投資證券撥備	–	–	–	–	(2.3)	(2.3)
分部業績	9.2	43.0	1.5	–	(2.8)	50.9
未分配成本						(0.1)
營業溢利						50.8
財務費用						(0.8)
攤佔聯營公司溢利	0.2	–	–	36.4	–	36.6
除税前溢利						86.6
税項						(9.5)
股東應佔溢利						77.1

	截至30/9/2003止六個月					
	地產發展	物業出租	物業管理	酒店經營	投資控股	集團
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
營業額	4.1	47.1	3.4	–	0.1	54.7
撥備前分部業績	(25.9)	42.2	1.5	–	(0.4)	17.4
投資證券撥備	–	–	–	–	(3.9)	(3.9)
分部業績	(25.9)	42.2	1.5	–	(4.3)	13.5
未分配成本						(0.1)
營業溢利						13.4
財務費用						(1.4)
攤佔聯營公司溢利	–	–	–	8.3	–	8.3
除税前溢利						20.3
税項						(2.8)
股東應佔溢利						17.5

2. 營業額及分部資料（續）

(b) 次要報告形式－地域分部

	營業額		營業溢利	
	截至 30/9/2004 止六個月	截至 30/9/2003 止六個月	**截至 30/9/2004 止六個月**	截至 30/9/2003 止六個月
	港幣百萬元	*港幣百萬元*	***港幣百萬元***	*港幣百萬元*
香港	**100.7**	54.5	**32.6**	16.0
美國	**85.6**	0.2	**18.2**	(2.6)
	186.3	54.7	**50.8**	13.4

3. 營業溢利

	截至 30/9/2004 止六個月	截至 30/9/2003 止六個月
	港幣百萬元	*港幣百萬元*
營業溢利已扣除下列各項目：		
核數師酬金	**0.6**	0.5
折舊	**0.3**	0.1
董事酬金		
－袍金	**0.3**	0.1
－薪金、花紅及其他酬金	**2.1**	1.4
－公積金供款	**0.2**	0.1
營業性租賃之租金－房地產	**2.7**	3.0
物業之支出		
－投資物業	**1.5**	1.6
－其他物業	**1.6**	1.7

4. 僱員開支

僱員開支（不包括附註3之董事酬金）在綜合損益表支銷代表：

	截至 30/9/2004 止六個月	截至 30/9/2003 止六個月
	港幣百萬元	*港幣百萬元*
薪金及津貼	**21.0**	20.2
公積金供款減沒收額	**1.3**	1.4
減：轉收物業管理基金之僱員開支	**(9.2)**	(9.8)
	13.1	11.8

5. 税項

香港利得税準備乃根據期內估計之應課税溢利按照税率百分之十七點五（二零零三年：税率百分之十七點五）計算。

	截至 30/9/2004 止六個月 *港幣百萬元*	截至 30/9/2003 止六個月 *港幣百萬元*
本期税項		
香港利得税	**3.1**	0.6
遞延税項	**0.1**	(0.1)
税率提高產生之遞延税項	**–**	(0.9)
	3.2	(0.4)
攤佔聯營公司税項	**6.3**	3.2
	9.5	2.8

6. 每股盈利

每股盈利乃按股東應佔溢利港幣七千七百一十萬元（二零零三年：港幣一千七百五十萬元）及已發行普通股617,531,425股（二零零三年：617,531,425股）計算。

7. 應收賬款、按金及預付款項

	30/9/2004 *港幣百萬元*	31/3/2004 *港幣百萬元*
應收賬款，賬齡		
零至三個月	**21.3**	45.8
三個月以上	**–**	2.1
	21.3	47.9
按金及預付款項	**9.5**	10.1
	30.8	58.0

給予顧客之信貸條款各異，一般在三個月內。

8. 應付賬款、按金及未付款項

	30/9/2004 港幣百萬元	31/3/2004 港幣百萬元
應付賬款，賬齡		
零至三個月	**5.3**	7.6
三個月以上	**2.3**	0.5
	7.6	8.1
按金及未付款項	**69.8**	78.8
	77.4	86.9

9. 長期負債

	30/9/2004 港幣百萬元	31/3/2004 港幣百萬元
須於五年內全部償還有抵押之銀行貸款	**254.9**	96.9
*減：*長期負債中流動負債	**(58.9)**	(42.0)
	196.0	54.9

本集團長期負債之到期日如下：

	30/9/2004 港幣百萬元	31/3/2004 港幣百萬元
有抵押之銀行貸款		
一年內	**58.9**	42.0
二年內	**4.0**	54.9
三至五年內	**192.0**	—
	254.9	96.9

10. 承擔

	30/9/2004 港幣百萬元	31/3/2004 港幣百萬元
投資證券之資本承擔	**109.6**	89.2
就發展中物業已簽約但未撥備之發展開支	**34.2**	37.9
	143.8	127.1

中期股息

董事局宣佈將於二零零五年二月十八日派發中期股息每股港幣四仙，與去年同期之股息相比，增加百分之一百。

股東名冊

股東名冊定於二零零五年一月三日至二零零五年一月七日（首尾兩天包括在內）暫停辦理股票過戶手續。凡持有本公司股份而欲收取上述中期股息者，務須於二零零四年十二月三十一日下午四時前，將有關股票連同過戶文件交到本公司在香港之股票登記過戶處香港皇后大道東一八三號合和中心十七樓香港中央證券登記有限公司辦理過戶手續。

管理層之討論及分析

中期業績

截至二零零四年九月三十日止上半年度本集團未經審核股東應佔溢利為港幣七千七百一十萬元，與去年同期之溢利港幣一千七百五十萬元相比，增加百分之三百四十一，主要因為香港物業市道及酒店業務已復甦過來。

地產發展

位於加利福尼亞州之San Clemente Technology Park II發展物業之建築工程已完成，所有單位已全部售出。

位於春坎角之高級住宅發展物業之建築工程將於下半年度內完竣，並會於二零零四年底前開始預售。

位於山頂賓吉道之高級住宅物業之重建工程已按議定程序進行。

酒店

酒店業務已由非典型肺炎疫情中全面復甦過來。由於有更緊密經貿關係安排及內地來港自由行旅客，本港經濟有強勁增長。本集團擁有百分之三十五權益之喜來登酒店業務預期今後數年會有強勁表現。

高科技投資

美國高科技行業已漸見復甦。集團已投資之基金中有一些公司正準備於短期內上市。

展望

香港物業市道於過去十二個月已顯著復甦起來。高級住宅物業便是其中表現最好之一類。這正是本集團專注努力發展的項目。由於經濟增長強勁及未來數年寫字樓之供應會出現短缺，這是另一類物業預期會有良好表現。本集團於這方面亦有重大投資。

流動資金狀況及財務資源

於二零零四年九月三十日，本集團在扣除現金後之貸款淨額為港幣二億六千七百四十萬元，而於二零零四年三月三十一日則為港幣二億零一百三十萬元。本集團貸款中有百分之四十五點五須於一年內償還，有百分之五十四點五之貸款須於第二至五年內償還。本集團所有貸款均為港元。

於二零零四年九月三十日，本集團已獲批核但未動用之信貸額為港幣四億七千零一十萬元。所有該等銀行融資以浮動利率計算利息，而有關息率會定期調整。於二零零四年九月三十日之資本負債比率為百分之七點九，而二零零四年三月三十一日則為百分之五點八。

本集團以賬面值共約港幣十二億零一百一十萬元（二零零四年三月三十一日：港幣九億六千六百四十萬元）之物業作抵押，取得銀行貸款額共港幣五億五千七百萬元（二零零四年三月三十一日：港幣三億七千七百五十萬元）。於資產負債表結算日，上述貸款額已被動用者計為港幣三億零四百九十萬元（二零零四年三月三十一日：港幣一億九千五百八十萬元）。

人力資源

除聯營公司外，本集團於香港及美國兩地僱用共二百四十名員工。於二零零四年九月三十日止上半年度僱員開支（不包括董事酬金）達港幣二千二百三十萬元。本集團按年檢討僱員之薪酬，其他僱員福利包括醫療津貼、無需僱員供款之公積金計劃及強制性公積金計劃。

董事權益

於二零零四年九月三十日，依證券及期貨條例（「證券條例」）第352條而設置之登記冊所載記錄，各董事及行政總裁在本公司股份中之權益如下：

	股份數目				
姓名	個人權益	家屬權益	法團權益	其他權益	**總數**
陳　斌	108,145,971	–	*61,335,074	–	**169,481,045**
陳秀清	20,132,706	–	–	–	**20,132,706**
郭志樑	221,212	–	–	–	**221,212**
李永修	54,000	–	–	–	**54,000**

*註： 該等股份乃透過一間由陳斌先生全資擁有之公司所持有。

上文披露之所有權益均為本公司股份之好倉。

除上文所披露者外，根據本公司依據證券條例第352條而設置之登記冊所記錄或本公司及聯交所根據上市公司董事進行證券交易的標準守則所獲通知，各董事及行政總裁及彼等之聯繫人士概無在本公司或其任何相聯法團（定義於證券條例第XV部內界定）之股份或相關股份中擁有任何權益或淡倉。

於上半年度，本公司並無授予其董事或行政總裁任何可認購本公司股份之權利。

主要股東

於二零零四年九月三十日，依證券條例第336條設置之主要股東登記冊，顯示本公司已接獲下列持有超過本公司已發行股本百分之五或以上權益之通知。此權益並不包括於以上透露之董事及行政總裁之權益內：

姓名	股份數目
陳潘慧娟	96,185,380

上文披露之所有權益均為本公司股份之好倉。

除上文所披露者外，於二零零四年九月三十日，本公司並無獲任何其他人士（上文披露之一名本公司董事除外）知會，彼於本公司股份或相關股份中擁有須記錄於本公司依據證券條例第336條而設置之登記冊之權益或淡倉。

股份購買、出售或贖回

回顧上半年度，本公司並無贖回任何公司股份。另本公司或各附屬公司於上半年內均無購買或出售本公司任何股份。

審核委員會

審核委員會與管理層已審閱本集團之會計原則及慣例，並商討過內部監控與財務申報事宜，包括審閱此未經審核中期賬目。

遵守最佳應用守則

在上半年度內，本公司一直遵守聯交所證券上市規則之最佳應用守則，惟因根據本公司之細則規定，非執行董事須在股東週年大會上輪值告退及重選連任，彼等之任期並無訂明。

最後本人謹對公司同寅之勤奮與忠誠深表感謝。

承董事局命
陳斌
主席

香港，二零零四年十二月九日

於本報告日期，本公司董事局成員包括執行董事陳斌先生（主席）、李永修先生及林威廉先生，非執行董事陳秀清小姐，以及獨立非執行董事郭志樑先生、胡祖雄先生及張永兆先生。